[redacted]

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

PJB 3/2

SECU ISSION

10028098

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-67379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Optimal Investment Corporation (CRD141868)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Great Valley Parkway
(No. and Street)

Malvern	Pennsylvania	19355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry E. Fondren 610-296-1750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fischer Cunnane & Associates Ltd
(Name – *if individual, state last, first, middle name*)

11 Turner Lane	West Chester,	Pennsylvania	19380
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry E. Fondren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Optimal Investment Corporation (CRD 141368), as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Lindsey L. Aberts, Notary Public
Cain Twp., Chester County
My Commission Expires Nov. 21, 2011
Member, Pennsylvania Association of Notaries

Signature

President + Fin Op

Title

Notary Public 2/26/10

~~COMMONWEALTH OF PENNSYLVANIA Notarial Seal Megan J. [illegible], Notary Public West Whiteland Twp., Chester County My Commission Expires June 12, 2011~~
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fischer Cunnane & Associates Ltd
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

ROBERT F. FISCHER, CPA
JOSEPH T. CUNNANE, CPA
DONNA L. URIAN, CPA
DOUGLAS A. PACITTI, CPA
RICHARD R. STIEBRITZ, JR., CPA
MARC P. RIDDELL, CPA, CVA

SEC Mail Processing Section
MAR 01 2010
Washington, DC

To The Stockholder
Optimal Investment Corporation

In planning and performing our audit of the financial statements of Optimal Investment Corporation (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Member of BKR INTERNATIONAL
11 TURNER LANE • WEST CHESTER, PA • 19380
phone 610-431-1003 www.fischercunnane.com fax 610-696-3367

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fischer Cunnane & Associates Ltd

Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
February 23, 2010

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

OPTIMAL INVESTMENT CORPORATION

(A DEVELOPMENT STAGE COMPANY)

REPORT PURSUANT TO RULE 17a-5(d)

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION FOR THE

YEAR ENDED DECEMBER 31, 2009

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)

TABLE OF CONTENTS

Fischer Cunnane & Associates Ltd

— CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS —

ROBERT F. FISCHER, CPA
JOSEPH T. CUNNANE, CPA
DONNA L. URIAN, CPA
DOUGLAS A. PACITTI, CPA
RICHARD R. STIEBRITZ, JR., CPA
MARC P. RIDDELL, CPA, CVA

To the Stockholder
Optimal Investment Corporation
Malvern, Pennsylvania

We have audited the accompanying statement of financial condition of Optimal Investment Corporation (a development stage company) (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, the evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optimal Investment Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit if the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
February 23, 2010

Independent Member of BKR INTERNATIONAL

11 TURNER LANE • WEST CHESTER, PA • 19380

phone 610-431-1003 www.fischercunnane.com *fax* 610-696-3367

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$ 14,271	
Prepaid expenses	4,233	
TOTAL ASSETS		$ 18,504

LIABILITIES

CURRENT LIABILITIES		
Accrued expenses	$ 2,249	
Total Liabilities		$ 2,249

STOCKHOLDER'S EQUITY

COMMON STOCK, $1 stated value, authorized, issued & outstanding 1,000 shares	1,000	
ADDITIONAL PAID-IN CAPITAL	11,436	
SURPLUS ACCUMULATED DURING THE DEVELOPMENT STAGE	3,819	
Total Stockholder's Equity		16,255
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 18,504

The accompanying Notes are an integral part of these statements.

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND THE PERIOD FROM FEBRUARY 2, 2006 (INCEPTION) TO DECEMBER 31, 2009

	THE YEAR ENDED DECEMBER 31, 2009 (Audited)	THE PERIOD FROM FEBRUARY 2, 2006 (INCEPTION) TO DECEMBER 31, 2009 (Unaudited)
OPERATING EXPENSES		
Bank fees	$ 44	$ 149
Continuing education	-	25
Fidelity bond	462	1,273
Regulatory fees	5,061	25,914
State corporate taxes	2,249	6,533
Total Operating Expenses	7,816	33,894
OTHER INCOME		
FINRA Special Payment	-	35,000
Other	6,760	6,760
Total Other Income	6,760	41,760
NET INCOME (LOSS)	$ (1,056)	$ 7,866

The accompanying Notes are an integral part of these statements.

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009 AND THE
PERIOD FROM FEBRUARY 2, 2006 (INCEPTION) TO DECEMBER 31, 2009

	Common Stock $1 Stated Value		Additional Paid-in Capital	Surplus (Deficit) Accumulated During the Development Stage	Total
	Shares	Dollars			
Balances at inception	-	$ -	$ -	$ -	$ -
Issuance of common stock at $1 per share stated value - February 2, 2006	1,000	1,000	-	-	1,000
Contributed capital	-	-	16,480	-	16,480
Net loss	-	-	-	(5,763)	(5,763)
Balance, December 31, 2006 (Unaudited)	1,000	1,000	16,480	(5,763)	11,717
Contributed capital	-	-	6,473	-	6,473
Stockholder distributions	-	-	(22,953)	(4,047)	(27,000)
Net income	-	-	-	27,290	27,290
Balance, December 31, 2007	1,000	1,000	-	17,480	18,480
Contributed capital	-	-	1,686	-	1,686
Net loss	-	-	-	(12,605)	(12,605)
Balance, December 31, 2008	1,000	1,000	1,686	4,875	7,561
Contributed capital	-	-	9,750	-	9,750
Net loss	-	-	-	(1,056)	(1,056)
Balance, December 31, 2009	1,000	$ 1,000	$ 11,436	$ 3,819	$ 16,255

The accompanying Notes are an integral part of these statements.

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND THE
PERIOD FROM FEBRUARY 2, 2006 (INCEPTION) TO DECEMBER 31, 2009

	THE YEAR ENDED DECEMBER 31, 2009 (Audited)	THE PERIOD FROM FEBRUARY 2, 2006 (INCEPTION) TO DECEMBER 31, 2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (1,056)	$ 7,866
Adjustments to reconcile net income (loss) to net cash:		
Increase in assets		
Prepaid expenses	(148)	(4,233)
Increase (Decrease) in liabilities		
Accrued expenses	(5,906)	2,249
Total Adjustments	(6,054)	(1,984)
Net Cash Provided by (Used in) Operating Activities	(7,110)	5,882
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock	-	1,000
Capital contributions	9,750	34,389
Stockholder distributions	-	(27,000)
Net Cash Provided by Financing Activities	9,750	8,389
NET INCREASE IN CASH	2,640	14,271
CASH AND CASH EQUIVALENTS - BEGINNING	11,631	-
CASH AND CASH EQUIVALENTS - ENDING	$ 14,271	$ 14,271

The accompanying Notes are an integral part of these statements.

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE A - Nature of Business and Summary of Significant Accounting Policies

Nature of Business - Optimal Investment Corporation (the "Company") was incorporated in the State of Delaware on February 2, 2006. The Company will be primarily engaged in the purchase and sale of rights to commission amounts payable by insurers for variable insurance products. Optimal Investment Corporation is a limited purpose broker dealer that does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Inherent in the Company's business are various risks and uncertainties, including the Company's limited operating history and the need for sources of financing to fund the Company's operations, which have not been obtained as of the date of the financial statements. The Company's success depends on the ability to acquire adequate financing and the Company's ability to generate revenues from the purchase and subsequent resale of variable insurance product commission rights through their Optimal Compensation Facility.

Cash and Cash Equivalents - All highly liquid investments with a maturity date of three months or less when purchased are considered to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Significant Estimate - The Company includes in the financial statements a significant estimate for accrued expenses. This estimate is based on the Company's past experience; however it is reasonably possible that a change in the estimate will occur in the near term due to one or more confirming events and the effect of the change could be material.

Income Taxes - The Company has elected to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholder to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE B - Related Party Transactions

On October 18, 2006, the Company entered into an expense sharing and administrative services agreement with Entre Global Services, Inc. ("Entre"), a company owned by the sole stockholder of Optimal Investment Corporation. The agreement provides for Entre to pay all of the expenses of the Company with the exception of dues, commissions, taxes, licensing and regulatory fees, which are to be paid for by the Company.

Effective October 12, 2009, the agreement was updated to reflect the counterparty replacement of Entre with Legacy Funding Group, Inc., a company owned by the sole stockholder of Optimal Investment Corporation. There were no other changes to the terms of the agreement. There was no allocation of expenses for the year ended December 31, 2009.

NOTE C - Changes in Liabilities Subordinated to Claims of General Creditors

As of December 31, 2009, the Company had no liabilities subordinated to claims of general creditors.

NOTE D - Minimum Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The Company qualifies as an "other broker or dealer" under SEC Rule 15c3-1(a)(2)(vi) and therefore, is required to maintain minimum net capital of $5,000. Net capital and aggregate indebtedness change day to day, but net capital as of December 31, 2009 was $12,022, which was $7,022 in excess of its required minimum net capital of $5,000, and the Company's ratio of aggregate indebtedness to net capital was .19:1, well within the 15:1 maximum ratio allowable for a broker dealer.

NOTE E - Reconciliation of Audited Net Capital to Unaudited Focus

There is no difference between the computation of net capital under SEC Rule 15c3-1 (Note D) and the corresponding unaudited Focus Part IIA, as follows:

Net capital - audited financial statements	$12,022
Net capital - unaudited Focus Part IIA	12,022
Difference	$ -

NOTE F - Subsequent Events

Management has evaluated subsequent events through February 23, 2010, the date on which the financial statements were issued.

SUPPLEMENTARY INFORMATION

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL		
Common stock	$ 1,000	
Additional paid in capital	11,436	
Accumulated surplus	3,819	
TOTAL STOCKHOLDER'S EQUITY		$ 16,255
ADD:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	
Other deductions or allowable credits	-	
Total Additions		-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		16,255
LESS:		
Non-allowable asset	4,233	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities - proprietary capital charges	-	
Other deductions and charges	-	
Total Deductions		4,233
NET CAPITAL BEFORE HAIRCUTS		12,022
HAIRCUTS ON SECURITIES		-
NET CAPITAL		$ 12,022
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 149	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement (greater of the above)		(5,000)
EXCESS OF NET CAPITAL		$ 7,022
Ratio of aggregate indebtedness to net capital		0.19:1

The accompanying Notes are an integral part of these statements.

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Optimal Investment Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

OPTIMAL INVESTMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Optimal Investment Corporation as the Company qualifies for exemption under Rule 15c-3-3(k)(2)(i).